EXHIBIT 11

THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES

Computation of Earnings Per Share

	Three Months Ended September 30
Amounts in millions except per share amounts	2010	2009
BASIC NET EARNINGS PER SHARE
Net earnings from continuing operations	$3,081	$3,027
Preferred dividends, net of tax benefit	53	50

Net earnings from continuing operations available to common shareholders	$3,028	$2,977
Net earnings from discontinued operations	$—	$280

Net earnings	$3,028	$3,257

Basic weighted average common shares outstanding	2,828.5	2,921.1

Basic net earnings per common share - continuing operations	$1.07	$1.02
Basic net earnings per common share - discontinued operations	$—	$0.09

Basic net earnings per common share	$1.07	$1.11

DILUTED NET EARNINGS PER SHARE
Diluted net earnings from continuing operations	$3,081	$3,027
Diluted net earnings from discontinued operations	$—	$280

Diluted net earnings	$3,081	$3,307

Basic weighted average common shares outstanding	2,828.5	2,921.1
Add potential effect of:
Conversion of preferred shares	130.5	136.2
Exercise of stock options and other Unvested Equity awards	66.6	52.3

Diluted weighted average common shares outstanding	3,025.6	3,109.6

Diluted net earnings per common share - continuing operations	$1.02	$0.97
Diluted net earnings per common share - discontinued operations	$—	$0.09

Diluted net earnings per common share	$1.02	$1.06